[LOGO OMITTED] Koor Industries Ltd.

KOOR INDUSTRIES TO RESTATE US GAAP RECONCILIATION OF PRIOR RESULTS; NO CHANGE TO PRIMARY FINANCIAL STATEMENTS UNDER ISRAELI GAAP

ROSH HA`AYIN Israel - July 1, 2005 - Koor Industries Ltd. (NYSE: KOR) (the "Company"), a leading Israeli investment holding company, announced today that KPMG, its independent auditors, advised the Company that certain items in the financial statements of Makhteshim-Agan Industries Ltd., a subsidiary of the Company ("MAI"), as of and for the years ended December 31, 2002 and 2003 were incorrectly recorded for U.S. GAAP purposes. Specifically, KPMG advised the Company that under U.S. GAAP, certain items that were recorded by MAI as capitalized costs for such periods should have been recorded as expenses, and certain items relating to deferred taxes were incorrectly computed. As a result, KPMG advised the Company that the Company's U.S. GAAP reconciliation of net income and shareholders' equity for such periods would need to be restated to reflect the corrections to such items.

The Company expects that such restatement would result in an increase in the Company's net loss under U.S. GAAP for the years ended December 31, 2002 and 2003 of approximately NIS 1 million ($0.2 million) and NIS 10 million ($2.4 million), respectively, and a decrease in the Company's shareholders' equity under U.S. GAAP as of December 31, 2002 and 2003 of approximately NIS 74 million ($17.1 million) and NIS 84 million ($19.5 million), respectively.

After consulting with KPMG the Company decided that these items were recorded correctly under Israeli GAAP and that no restatement is necessary for Israeli GAAP purposes.

MAI's financial statements were consolidated in the Company's financial statements under both Israeli GAAP and U.S. GAAP until December 31, 2003; however, for the year ended December 31, 2004, MAI's financial statements were consolidated in the Company's financial statements under Israeli GAAP, but were recorded as an equity method investment under U.S. GAAP.

As a result of this restatement, the Company was unable to complete and file its Annual Report on Form 20-F for the year ended December 31, 2004 (the "20-F") by June 30, 2005, the prescribed due date for the 20-F, and the Company has filed a Notification of Late Filing on Form 12b-25 with the U.S. Securities and Exchange Commission today.

The Company expects to complete the U.S. GAAP reconciliation of both MAI's financial statements and its financial statements, including the restatement described above, soon and will file the 20-F on or before July 15, 2005.

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group, Tadiran

Communications (TASE: TDCM) and Elbit Systems (NASDAQ: ESLT); and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information please visit www.koor.com.
      ------------

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd. -
+9723 9008 310
or Fiona Darmon - Director of Corporate Communications, Koor Industries Ltd. - +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.